EXHIBIT A

Transactions in the Shares Since Amendment No. 3

The following table sets forth all transactions in the Shares effected since Amendment No. 3 by the Reporting Person. Except as indicated below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
6/12/2014	(92,858)	63.42
6/12/2014	(51,200)	63.59
6/13/2014	(69,400)	63.52
6/13/2014	(30,142)	63.64
6/16/2014	(114,039)	63.88
6/16/2014	(5,000)	63.98
6/23/2014	(100,000)	65.15
6/25/2014	(1,500,000)	63.53